                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE 13G

                           -------------------------

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. )*

             ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                               (NAME OF ISSUER)

                                 COMMON STOCK
                        (TITLE OF CLASS OF SECURITIES)

                                 00794-71-04
                                (CUSIP NUMBER)


                              DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
|_|      Rule 13d-1 (d)


-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00794-71-04                     13G                 Page 2 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert A. Mackie, Jr., Social Security No. ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:         (a)  |_|
                                                                 (b)  |X|
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

      NUMBER OF SHARES                5.       SOLE VOTING POWER: 1,482,000
      BENEFICIALLY OWNED
      BY EACH REPORTING PERSON WITH   6.       SHARED VOTING POWER: 465,736

                                      7.       SOLE DISPOSITIVE POWER: 1,482,000

                                      8.       SHARED DISPOSITIVE POWER: 465,736

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,947,736

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
      |_|

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.23%

12.   TYPE OF REPORTING PERSON*: IN



------------------------------
* See Instructions before filling out!

CUSIP NO. 00794-71-04                 13G                     Page 3 of 7 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:         (a)  |_|
                                                                 (b)  |X|
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

      NUMBER OF SHARES                5.       SOLE VOTING POWER:
      BENEFICIALLY OWNED
      BY EACH REPORTING PERSON WITH   6.       SHARED VOTING POWER: 465,736

                                      7.       SOLE DISPOSITIVE POWER:

                                      8.       SHARED DISPOSITIVE POWER: 465,736

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 465,736

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
      |_|

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  2.06%

12.   TYPE OF REPORTING PERSON*: BD


------------------------------
* See Instructions before filling out!

CUSIP NO. 00794-71-04                  13G                    Page 4 of 7 Pages

Schedule 13G of Robert A. Mackie, Jr. and R.A. Mackie & Co., L.P. with respect to the Class A common stock (the "Common Shares") of Advanced Environmental Recycling Technologies, Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Advanced Environmental Recycling Technologies, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  901 W.  Robinson, Springdale, Arkansas.

ITEM 2 (a)        NAME OF PERSON FILING:
                  Robert A.  Mackie, Jr.
                  R.A. Mackie & Co., L.P.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  18 North Astor Street, Irvington, New York 10533.

ITEM 2 (c)        CITIZENSHIP:
                  R.A. Mackie & Co., L.P. is a Delaware limited partnership.
                  Robert A. Mackie, Jr.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Class A Common Stock (the "Common Shares")

ITEM 2 (e)        CUSIP NUMBER:
                  00794-71-20

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section
                               3(a)(19) of the Act
                  (d)   (   )  Investment Company registered under Section 8
                               of the Investment Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);

CUSIP NO. 00794-71-04                 13G                     Page 5 of 7 Pages


                  (f)   (   )  An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section
                               3(b) of the Federal Deposit Insurance Act;
                  (i)   (   )  A church plan that is excluded from the
                               definition of an investment company under
                               Section 3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP

                  (a)   Amount Beneficially Owned:
                        1,947,736

                  (b)   Percentage of Class:
                        8.23% (based on the 22,135,330 Common Shares reported to be outstanding in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 and after giving effect to the shares issuable upon exercise of the warrants held by them).

                  (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote:
                              1,482,000
                        (ii)  shared power to vote or to direct the vote:
                              465,736
                        (iii) sole power to dispose or to direct the disposition
                              of: 1,482,000
                        (iv) shared power to dispose to direct the disposition of: 465,736

          Mr. Mackie is the beneficial and sole owner of 420,000 Class A Common Shares, 1,012,000 Class B Warrants of the Company and 50,000 other warrants of the Company. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 156,136 Class B Warrants of the Company and 57,500 warrants of the Company. R.A. Mackie & Co., L.P. is also due an additional 252,100 warrants from the Company.

          Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 1,482,000 Common Shares deemed to be owned by him and shares with R.A. Mackie & Co., L.P., the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 465,736 Common Shares deemed to be owned by R.A. Mackie & Co., L.P.

CUSIP NO. 00794-71-04                  13G                    Page 6 of 7 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00794-71-04                13G                      Page 7 of 7 Pages


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999


                                    R.A. MACKIE & CO., L.P.



 /s/ Robert A. Mackie, Jr.          By:  /s/ Robert A. Mackie, Jr.
---------------------------------   -------------------------------------------
       Robert A. Mackie, Jr.        Robert A. Mackie, Jr., General Partner